UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Trinity Capital Corporation

>(Name of Issuer)

Common Stock

(Title of Class of Securities)

n/a

(CUSIP Number)

Heather Boone, General Counsel

Los Alamos National Bank>

1200 Trinity Drive

Los Alamos, New Mexico 87544

505.662.1026

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or  240.13d-1(g), check the following box   .

Note: Schedules file in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13-7. for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. n/a

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Kindsfather Family Revocable Trust u/a dated June 16, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,268
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,268
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.47%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. n/a

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Faye Kindsfather as Co-Trustee of the Kindsfather Family Revocable Trust u/a dated June 16, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,268
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,268
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.47%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. n/a

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J and G Investments
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 259,184
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 259,184
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.01%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. n/a

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jerry Kindsfather as Co-Trustee of the Kindsfather Family Revocable Trust u/a dated  June 16, 2008 and as Partner in J and G Investments

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 354,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 354,452
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.49%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. n/a

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary E. and Linda D. Kindsfather Trust u/a dated July 5, 2007
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.12%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. n/a

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Gary Kindsfather as Co-Trustee in the Gary E. and Linda D. Kindsfather Trust u/a dated July 5, 2007 and as Partner in J and G Investments

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 267,184
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 267,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.14%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. n/a

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Linda D. Kindsfather as Co-Trustee in the Gary E. and Linda D. Kindsfather Trust u/a dated July 5, 2007
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.12%
14	TYPE OF REPORTING PERSON IN

ITEM 1.	Security and Issuer.

This Schedule 13D regarding the Common stock issued by Trinity Capital Corporation with its principal executive offices located at 1200 Trinity Drive, Post Office Box 60, Los Alamos, New Mexico 87544.

ITEM 2.	Identity and Background.

 (a)         This statement is being filed by a group consisting of the following:

i.	Kindsfather Family Revocable Trust u/a Dated June 16, 2008 (“JF Trust”);

ii.	Faye Kindsfather, an individual, as co-trustee of the Trust;

iii.	J and G Investments (“J&G”);

iv.	Jerry Kindsfather, an individual, as co-trustee of the Trust and as Partner in J&G;

v.	Gary E. and Linda D. Kindsfather Trust u/a dated July 5, 2007 (“GL Trust”);

vi.	Gary Kindsfather, an individual, as co-trustee of the GL Trust and as Partner in J&G; and

vii.	Linda D. Kindsfather, an individual, as co-trustee of the GL Trust.

    The JF Trust, the GL Trust, J&G, Jerry Kindsfather, Faye Kindsfather, Linda Kindsfather and Gary Kindsfather are collectively referred to as the “Reporting Persons”.

(b)       The principal business address of the JF Trust and the residence of Jerry Kindsfather and Faye Kindsfather is: 13316 Slateridge, N.E., Albuquerque, New Mexico 87111.

    The principal business address of J&G is 13316 Slateridge, N.E., Albuquerque, New Mexico 87111.

    The principal business address of the GL Trust and the residence of Gary Kindsfather and Linda Kindsfather is: 1724 Palmetto Court, North Port, Florida 34288.

(c)        J&G is a New Mexico general partnership.

    Jerry Kindsfather is a retired grocer and director and Chairman of the Board of the Issuer and a private investor.  Jerry Kindsfather is also a co-trustee of the JF Trust and Partner in J&G.

    Faye Kindsfather is a private investor and is a co-trustee of the JF Trust.

Gary Kindsfather is a retired grocer and a private investor.  Gary Kindsfather is a co-trustee of the GL Trust and Partner in J&G.

Linda Kindsfather is a private investor and is a co-trustee of the GL Trust.

(d)         None

(e)         None

(f)     The JF Trust was formed in the United States.  The GL Trust was formed in the United States. J&G is a New Mexico general partnership.  Jerry Kindsfather, Faye Kindsfather, Linda Kindsfather and Gary Kindsfather are citizens of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Stock held by J&G was purchased through funds of the partnership and contributions by the partners. All stock held by the JF Trust was acquired through grant by the Trustors, Jerry Kindsfather and Faye Kindsfather.  All stock held by the GL Trust was acquired through grant by the Trustors, Gary Kindsfather and Linda Kindsfather.

ITEM 4.                                Purpose of Transaction.

The shares are held for investment purposes. J&G, the JF Trust, the GL Trust, Jerry Kindsfather, Faye Kindsfather, Gary Kindsfather and Linda Kindsfather may, from time to time, acquire additional shares of Common Stock of the Issuer through purchase or gift.  Jerry Kindsfather, co-trustee of the JF Trust and Partner in J&G, is currently a director and Chairman of the Board of Directors of the Issuer and a director of its subsidiary bank.

Except as described herein, the Reporting Persons currently have no other present plan or proposal which relates to or would result in:

(a)	The acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

(a)	(i)	The JF Trust
Amount of Securities Beneficially Owned: 95,268 shares Percentage of Outstanding Shares Beneficially Owned: 1.47%

	(ii)	Faye Kindsfather, as Co-Trustee of the JF Trust
Amount of Securities Beneficially Owned: 95,268 shares Percentage of Outstanding Shares Beneficially Owned: 1.47%

	(iii)	J&G
Amount of Securities Beneficially Owned: 259,184 shares Percentage of Outstanding Shares Beneficially Owned: 4.01%

	(iv)	Jerry Kindsfather, as Co-Trustee of the JF Trust and Partner in J&G
Amount of Securities Beneficially Owned: 354,452 shares Percentage of Outstanding Shares Beneficially Owned: 5.49%

	(v)	The GL Trust
Amount of Securities Beneficially Owned: 8,000 shares Percentage of Outstanding Shares Beneficially Owned: 0.12%

	(vi)	Linda Kindsfather, as Co-Trustee of the GL Trust
Amount of Securities Beneficially Owned: 8,000 shares Percentage of Outstanding Shares Beneficially Owned: 0.12%

Gary Kindsfather, as Co-Trustee of the JF Trust and Partner in J&G
	(vii)	Amount of Securities Beneficially Owned: 267,184 shares Percentage of Outstanding Shares Beneficially Owned: 4.14%

(b)
With respect to the JF Trust, voting and investment power is shared by Jerry Kindsfather and Faye Kindsfather as Co-Trustees.  With respect to J&G, voting and investment power is shared between Jerry Kindsfather and Gary Kindsfather as Partners. With respect to the GL Trust, voting and investment power is shared by Gary Kindsfather and Linda Kindsfather as Co-Trustees.

(c)	On May 21, 2012, the JF Trust purchased 20,400 shares of Common Stock at $10.50 per share. On May 21, 2012, J&G purchased 30,600 shares of Common Stock at $10.50 per share.

(d)           None.

(e)           Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein, none of the Reporting Person or the Managers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.                                Material to be Filed as Exhibits.

None

                     SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                  June 12, 2012

The Kindsfather Family Revocable Trust

/s/ Jerry Kindsfather
Jerry Kindsfather, Co-Trustee

/s/ Faye Kindsfather
Faye Kindsfather, Co-Trustee

J and G Investments

/s/ Jerry Kindsfather
Jerry Kindsfather, Partner

/s/ Gary Kindsfather
Gary Kindsfather, Partner

Gary E. and Linda D. Kindsfather Trust

/s/ Gary Kindsfather
Gary Kindsfather, Co-Trustee

/s/ Linda Kindsfather
Linda Kindsfather, Co-Trustee

/s/ Jerry Kindsfather
Jerry Kindsfather, individually

/s/ Faye Kindsfather
Faye Kindsfather, individually

/s/ Gary Kindsfather
Gary Kindsfather, individually

/s/ Linda Kindsfather
Linda Kindsfather, individually